EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2012

(add 000, except ratio)

EARNINGS:

Earnings before income taxes	$101,860	**
Loss from less than 50%-owned associated companies, net	1,393
Interest expense*	53,339	*
Portion of rents representative of an interest factor	13,647

Adjusted Earnings and Fixed Charges	$170,239

FIXED CHARGES:

Interest expense*	$53,339
Capitalized interest	2,537
Portion of rents representative of an interest factor	13,647

Total Fixed Charges	$69,523

Ratio of Earnings to Fixed Charges	2.45

*	Interest expense excluded $119 accrued for the interest benefit component associated with uncertain tax provisions.
**	Represents earnings from continuing operations less net earnings attributable to noncontrolling interests.